Filed Pursuant to Rule 433

Registration No. 333-132911

Subject to Completion

Preliminary Term Sheet dated June 25, 2008

Units
95% Principal Protected Notes
Linked to the Exchange Rate of U.S. dollars per Russian ruble due August , 2009
$10 principal amount per unit
Term Sheet No.

Merrill Lynch & Co., Inc.

*Expected Pricing Date**	*July , 2008*
*Settlement Date**	*August , 2008*
*Maturity Date**	*August , 2009*
CUSIP No.	

95% Principal Protected Notes

- *160% to 190% participation in increases in the exchange rate of U.S. dollars per Russian ruble*
- *A maturity of approximately one year*
- *95% principal protection at maturity*
- *No periodic interest payments*
- *No listing on any securities exchange*

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together, the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement SCURR-1.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.10	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.90	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.05 per unit, respectively.

* Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in July or August 2008, the settlement date may occur in July or August 2008 and the maturity date may occur in July or August 2009. Any reference in this term sheet to the month in which the Pricing Date or the settlement date will occur is subject to change as specified above.

Merrill Lynch & Co.

July     , 2008

Summary

The 95% Principal Protected Notes Linked to the Exchange Rate of U.S. dollars per Russian ruble due August     , 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide investors with a 160% to 190% participation rate in increases in the exchange rate of United States dollars per Russian ruble (the “Exchange Rate”) from the Starting Value of the Exchange Rate on the Pricing Date, to the Ending Value of the Exchange Rate to be determined on a valuation date shortly prior to the maturity date of the Notes. The Exchange Rate is the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Russian ruble can be exchanged, the inverse of the value of the exchange rate of Russian rubles per United States dollar as reported by Reuters on page RUBMCMEEMTA=, or any substitute page thereto, at approximately 10:00 a.m. in London. The Exchange Rate increases as the value of the Russian ruble increases relative to the United States dollar and decreases as the value of the Russian ruble decreases relative to the United States dollar. Investors must be willing to forego interest payments on the Notes and to lose up to 5% of their investment if the Exchange Rate declines from the Starting Value to the Ending Value.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical performance of the Notes, assuming a Participation Rate of 175%, the midpoint of the range of 160% and 190%. The blue line reflects the hypothetical Redemption Amount of the Notes, while the gray dashed-line reflects the performance of a direct investment in the Exchange Rate.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Participation Rate and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are four examples of Redemption Amount calculations (rounded to four decimal places), assuming a hypothetical Starting Value of 0.0422 United States dollars per Russian ruble, the Exchange Rate, as reported by Bloomberg, L.P. (“Bloomberg”), on June 16, 2008 and a Participation Rate equal to 175%, the midpoint of the range of 160% and 190%.

Example 1—The hypothetical Ending Value is 50% below the hypothetical Starting Value:

Hypothetical Starting Value: 0.0422 United States dollars per Russian ruble

Hypothetical Ending Value: 0.0211 United States dollars per Russian ruble

Redemption Amount (per unit) = $9.5000        (The Redemption Amount cannot be less the Minimum Redemption Amount of $9.5000 per unit)

Example 2—The hypothetical Ending Value is 2% below the hypothetical Starting Value:

Hypothetical Starting Value: 0.0422 United States dollars per Russian ruble

Hypothetical Ending Value: 0.0414 United States dollars per Russian ruble

$10 + $10 ×	(0.0414 – 0.0422)	= $9.8000
0.0422

Redemption Amount (per unit) = $9.8000

Example 3—The hypothetical Ending Value is 5% higher than the hypothetical Starting Value:

Hypothetical Starting Value: 0.0422 United States dollars per Russian ruble

Hypothetical Ending Value: 0.0443 United States dollars per Russian ruble

$10 + $10 × 175% ×	(0.0443 – 0.0422)	= $10.8750
0.0422

Redemption Amount (per unit) = $10.8750

Example 4—The hypothetical Ending Value is 15% greater than the hypothetical Starting Value:

Hypothetical Starting Value: 0.0422 United States dollars per Russian ruble

Hypothetical Ending Value: 0.0486 United States dollars per Russian ruble

$10 + $10 × 175% ×	(0.0486 – 0.0422)	= $12.6250
0.0422

Redemption Amount (per unit) = $12.6250

The following table illustrates, for a hypothetical Starting Value of 0.0422 United States dollars per Russian ruble (the Exchange Rate, as reported by Bloomberg, on June 16, 2008 and rounded to four decimal places) and a range of hypothetical Ending Values of the Exchange Rate:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit;
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪	the pretax annualized rate of return on a direct investment in the Exchange Rate.

The table below assumes a Participation Rate of 175%, the midpoint of the range of 160% and 190%. The actual Participation Rate will be determined on the Pricing Date and set forth in the final term sheet made available in connection with the sales of the Notes.

Hypothetical Ending Value	Percentage Change From the Starting Value to the Hypothetical Ending Value	Total Amount Payable at Maturity per Note	Total Rate of Return on the Notes	Pretax Annualized Rate of Return on the Notes (1)	Pretax Annualized Rate of Return on a Direct Investment in the Exchange Rate (1)(2)
0.0211	-50.00%	$9.5000	-5.00%	-5.06%	-58.58%
0.0232	-45.00%	$9.5000	-5.00%	-5.06%	-51.68%
0.0253	-40.00%	$9.5000	-5.00%	-5.06%	-45.08%
0.0274	-35.00%	$9.5000	-5.00%	-5.06%	-38.75%
0.0296	-30.00%	$9.5000	-5.00%	-5.06%	-32.67%
0.0317	-25.00%	$9.5000	-5.00%	-5.06%	-26.79%
0.0338	-20.00%	$9.5000	-5.00%	-5.06%	-21.11%
0.0359	-15.00%	$9.5000	-5.00%	-5.06%	-15.61%
0.0380	-10.00%	$9.5000	-5.00%	-5.06%	-10.26%
0.0401	-5.00%	$9.5000 (4)	-5.00%	-5.06%	-5.06%
0.0414	-2.00%	$9.8000	-2.00%	-2.01%	-2.01%
0.0422 (3)	0.00%	$10.0000	0.00%	0.00%	0.00%
0.0443	5.00%	$10.8750	8.75%	8.57%	4.94%
0.0464	10.00%	$11.7500	17.50%	16.79%	9.76%
0.0486	15.00%	$12.6250	26.25%	24.72%	14.48%
0.0507	20.00%	$13.5000	35.00%	32.38%	19.09%
0.0528	25.00%	$14.3750	43.75%	39.79%	23.61%
0.0549	30.00%	$15.2500	52.50%	46.98%	28.04%
0.0570	35.00%	$16.1250	61.25%	53.97%	32.38%
0.0591	40.00%	$17.0000	70.00%	60.77%	36.64%
0.0612	45.00%	$17.8750	78.75%	67.39%	40.83%
0.0633	50.00%	$18.7500	87.50%	73.86%	44.95%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from June 17, 2008 to June 17, 2009, a term that is expected to be similar to that of the Notes.

(2)	This rate of return assumes no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, the Exchange Rate on June 16, 2008. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(4)	The amount you receive on the maturity date will not be less than $9.50 per unit.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Participation Rate and the term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	You may not earn a return on your investment and your investment may result in a loss.

▪	Your yield, which in certain instances could be negative, may be lower than the yield on other debt securities of comparable maturity.

▪	You must rely on your own evaluation of the merits of an investment linked to the Exchange Rate.

▪	The return on your Notes depends on the value of the Exchange Rate, which is affected by many complex factors outside of our control.

▪	Even though currency trades around-the-clock, your Notes will not and the prevailing market prices for your Notes may not reflect the underlying currency prices and rates.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Amounts payable on the Notes may be limited by state law.

▪	Potential conflicts of interest could arise.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Exchange Rate will increase from the Starting Value to the Ending Value and that such increase will be sufficient to provide the desired return.

▪	You accept that you may lose up to 5% of your original investment amount if the value of the Exchange Rate decreases from the Starting Value to the Ending Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Exchange Rate will decrease from the Starting Value to the Ending Value or that the Exchange Rate will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You seek an investment that provides a guaranteed redemption amount above the Minimum Redemption Amount.

▪	You seek interest payments or other current income on your investment.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Exchange Rate

The exchange rate of United States dollars per Russian ruble

The “Exchange Rate” is the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Russian ruble can be exchanged, the inverse of the value of the exchange rate of Russian rubles per United States dollar as reported by Reuters on page RUBMCMEEMTA=, or any substitute page thereto, at approximately 10:00 a.m. in London. The Exchange Rate increases as the value of the Russian ruble increases relative to the United States dollar and decreases as the value of the Russian ruble decreases relative to the United States dollar.

If the Exchange Rate is not so quoted on page RUBMCMEEMTA=, or any substitute page thereto, then the Exchange Rate used to determine the Starting Value or the Ending Value, as applicable, will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., London time, on the relevant date for the purchase or sale for deposits in the Russian ruble by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., London time, on the relevant date from two leading commercial banks in London (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the Russian ruble. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., London time, on the relevant date.

The following graph sets forth the monthly historical performance of the Exchange Rate in the period from January 2003 through May 2008. This historical data on the Exchange Rate is not necessarily indicative of the future performance of the Exchange Rate or what the value of the Notes may be. Any historical upward or downward trend in the level of the Exchange Rate during any period set forth below is not an indication that the Exchange Rate is more or less likely to increase or decrease at any time over the term of the Notes. On June 16, 2008, the Exchange Rate as reported by Bloomberg was 0.0422 United States dollars per Russian ruble (rounded to four decimal places).

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement SCURR-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement SCURR-1.

Characterization of the Notes.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Notes. The following summary assumes that the Notes will be treated as debt instruments of ML&Co. for United States federal income tax purposes.

Notes with a Maturity of One Year or Less

The following discussion will apply if the Notes have a maturity of one year or less (“Short-Term Notes”).

General.    Since amount payable on the maturity date with respect to a Short-Term Note in excess of the Original Public Offering Price thereof, if any, will be determined by reference to the value of the Exchange Rate, Short-Term Notes generally should be subject to the rules set forth in Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”) regarding foreign currency gain or loss (the “Foreign Currency Rules”). However, the Foreign Currency Rules do not set forth specific rules for determining the appropriate character, timing and amount of income, gain or loss that must be recognized by a taxpayer from holding a short-term debt instrument that provides for one or more foreign currency-related contingent payments, similar to Short-Term Notes. In the absence of any specific provision in the Foreign Currency Rules which would currently apply to Short-Term Notes, the United States federal income tax consequences of the purchase, ownership and disposition of Short-Term Notes generally should be governed by a combination of both the general principles contained in the Foreign Currency Rules and general principles of United States federal income tax law. Nevertheless, the proper United States federal income tax treatment of Short-Term Notes is uncertain and prospective investors in Short-Term Notes are urged to consult their own tax advisors regarding the proper United States federal income tax treatment of an investment in Short-Term Notes.

Cash Method U.S. Holders.    The amount payable on the maturity date with respect to a Short-Term Note in excess of the Original Public Offering Price thereof, if any, generally should be includible in income by a U.S. Holder who uses the cash method of tax accounting as ordinary interest on the date the amount payable on the maturity date is received. Upon the sale, exchange or other disposition of a Short-Term Note (including upon retirement at maturity), a U.S. Holder who uses the cash method of tax accounting generally should be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition (including upon retirement at maturity) and such U.S. Holder’s tax basis in the Short-Term Note. Such a U.S. Holder’s tax basis in a Short-Term Note generally should equal such U.S. Holder’s initial investment in the Short-Term Note. Any portion of such gain or loss that is attributable to changes in the value of the Exchange Rate should constitute exchange gain or loss which will be characterized as ordinary income or loss. Any such gain or loss in excess of the portion of such gain or loss that constitutes exchange gain or loss (as described above) generally should be treated as short-term capital gain or loss. Notwithstanding the foregoing, all or a portion of any such gain should be treated as ordinary income to the extent of the amount of original issue discount (as described below under “Accrual Method U.S. Holders”) that has accrued on a straight-line basis, or upon election under a constant yield method (based on daily compounding), through the date of disposition. Despite the foregoing, since the amount payable on the maturity date with respect to Short-Term Notes in excess of the Original Public Offering Price thereof, if any, will be calculated by reference to the value of the Exchange Rate it is possible that the IRS could assert that all or any portion of the income, gain or loss recognized by a U.S. Holder with respect to Short-Term Notes should be treated as exchange gain or loss, which would be characterized as ordinary income or loss.

Accrual Method U.S. Holders.    U.S. Holders who use the accrual method of tax accounting, and certain other holders including banks and dealers in securities, should be required to accrue original issue discount on a Short-Term Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding). Such original issue discount should accrue based upon an estimated yield for the Short-Term Note. Upon maturity of a Short-Term Note, to the extent that the actual yield on the Short-Term Note differs from this estimated yield, such difference should be treated as additional original issue discount or as an offset to previously accrued original issue discount. Upon the sale, exchange or other disposition (including upon retirement at maturity) of a Short-Term Note, a U.S. Holder who uses the accrual method of tax accounting generally should recognize gain or loss (or, in some cases, possibly an offset to previously accrued original issue discount) in an amount equal to the difference between the amount realized on the sale, exchange or other disposition (including upon retirement at maturity) and such U.S. Holder’s adjusted tax basis in the Short-Term Note. Such a U.S. Holder’s adjusted tax basis generally should equal such U.S. Holder’s initial investment in a Short-Term Note increased by any original issue discount previously included in income by the U.S. Holder. Any portion of such gain or loss that is attributable to changes in the value of the Exchange Rate should constitute exchange gain or loss which will be characterized as ordinary income or loss. Any such gain or loss in excess of the portion of such gain or loss that constitutes exchange gain or loss (as described above) generally should be treated as short-term capital gain or loss. Despite the foregoing, since the amount payable on the maturity date with respect to Short-Term Notes in excess of the Original Public Offering Price thereof, if any, will be calculated by reference to the value of the Exchange Rate it is possible that the IRS could assert that all or any portion of the income, gain or loss recognized by a U.S. Holder with respect to Short-Term Notes should be treated as exchange gain or loss, which would be characterized as ordinary income or loss. Due to the uncertainty regarding the proper United States federal income tax treatment of the Short-Term Notes, prospective investors in Short-Term Notes are urged to consult their own tax advisors concerning the United States federal income tax consequences of the purchase, ownership and disposition of Short-Term Notes.

Tax Return Disclosure Regulations.    Pursuant to certain Treasury regulations (the “Disclosure Regulations”), any taxpayer that has participated in a “reportable transaction” and who is required to file a United States federal income tax return must generally attach a disclosure statement disclosing such taxpayer’s participation in the reportable transaction to the taxpayer’s tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, a “loss transaction” constitutes a “reportable transaction.” A “loss transaction” is any transaction resulting in the taxpayer claiming a loss under Section 165 of the Code in an amount equal to or in excess of certain threshold amounts. The Disclosure Regulations specifically provide that a loss resulting from a “Section 988 transaction,” such as a loss realized with respect to Short-Term Notes, will constitute a Section 165 loss. In the case of individuals or trusts, whether or not the loss flows through from an S corporation or partnership, if the loss arises with respect to a Section 988 transaction (as defined in Section 988(c)(1) of the Code relating to foreign currency transactions), the applicable loss threshold amount is $50,000 in any single taxable year. Higher loss threshold amounts apply depending upon the taxpayer’s status as a corporation, partnership, or S corporation, as well as certain other factors. It is important to note, however, that the Disclosure Regulations provide that the fact that a transaction is a reportable transaction shall not affect the legal determination of whether the taxpayer’s treatment of the transaction is proper.

As previously mentioned, since the amount payable on the maturity date with respect to the Short-Term Notes in excess of the Original Public Offering Price thereof, if any, will be determined by reference to the value of the Exchange Rate, the Short-Term Notes generally should be subject to the Foreign Currency Rules and the acquisition of a Short-Term Note should constitute a Section 988 transaction. Based upon the foregoing, in the absence of future administrative pronouncements to the contrary, a holder of Short-Term Notes that recognizes an exchange loss with respect to the Short-Term Notes that equals or exceeds the loss threshold amount applicable to such holder may be required to file a disclosure statement (i.e., IRS Form 8886 or substitute form) as an attachment to the holder’s tax return for the first taxable year in which the loss threshold amount is reached and to any subsequent tax return that reflects any amount of such Section 165 loss from Short-Term Notes. Persons considering the purchase of Short-Term Notes should consult their own tax advisors concerning the application of the rules contained in the Disclosure Regulations with respect to an investment in Short-Term Notes and to determine their own tax return disclosure obligations, if any, with respect to an investment in Short-Term Notes, including any requirement to file IRS Form 8886 as well as any penalties which may be imposed as a result of a failure to comply with the Disclosure Regulations.

Notes with a Maturity of More than One Year

The following discussion will apply if the Notes have a maturity of more than one year (“Long-Term Notes”).

General.    On August 30, 2004, the Treasury Department issued final regulations (the “Foreign Currency Regulations”) under Section 988 of the Internal Revenue Code of 1986, as amended, addressing the United States federal income tax treatment of debt instruments having terms similar to the Long-Term Notes. In general, under the Foreign Currency Regulations, since the amount payable on the maturity date with respect to a Long-Term Note in excess of the Original Public Offering Price thereof, if any, will be determined by reference to the value of the Exchange Rate, while repayment of at least 95% of the Original Public Offering Price thereof will not be affected by changes in the value of the Exchange Rate, the Long-Term Notes will be taxed pursuant to the rules contained in certain final Treasury regulations (the “CPDI Regulations”) addressing the proper United States federal income tax treatment of contingent payment debt instruments. The CPDI Regulations generally require a U.S. Holder of this type of an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Interest Accruals.    Each year, a U.S. Holder of a Long-Term Note will be required to pay taxes on ordinary income from such Long-Term Note over its term based upon an estimated yield for the Long-Term Note, even though such U.S. Holder will not receive any payments until the maturity date. ML&Co. will have determined this estimated yield, in accordance with the CPDI Regulations, solely in order for a U.S. Holder to calculate the amount of taxes that such U.S. Holder will owe each year as a result of owning a Long-Term Note. This estimated yield will not be either a prediction or a guarantee of what the actual Redemption Amount will be, or that the actual Redemption Amount will even exceed the Minimum Redemption Amount of $9.50 per unit.

Sale or Exchange of the Long-Term Notes.    Upon the sale or exchange of a Long-Term Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the Long-Term Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Long-Term Note generally will equal the U.S. Holder’s initial investment in the Long-Term Note increased by any interest previously included in income with respect to the Long-Term Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Long-Term Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Long-Term Note). In addition, U.S. Holders purchasing a Long-Term Note at a price that differs from the adjusted issue price of the Long-Term Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Hypothetical Table.    The following table sets forth the amount of interest that would be deemed to have accrued with respect to each Long-term Note during each accrual period over an assumed term of one year and one day for the Long-Term Notes based upon a hypothetical projected payment schedule for the Long-Term Notes (including both a hypothetical Projected Redemption Amount and a hypothetical estimated yield equal to 4.795% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Long-Term Notes as if they had been issued on June 20, 2008, and were scheduled to mature on June 22, 2009. The following table is for illustrative purposes only. The actual projected payment schedule for the Long-Term Notes (including both the actual Projected Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the Long-Term Notes (including both the actual Projected Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final Term Sheet delivered to investors in connection with the initial sale of the Long-Term Notes.

Hypothetical Accrual Period	Interest deemed to accrue on Long- Term Notes during accrual period (per unit of the Long-Term Notes)	Total interest deemed to have accrued on Long-Term Notes as of end of accrual period (per unit of the Long- Term Notes)
June 20, 2008 through December 20, 2008	$0.2398	$0.2398
December 21, 2008 through June 22, 2009	$0.2454	$0.4852

Hypothetical Projected Redemption Amount = $10.4852 per unit of the Long-Term Notes.

Prospective purchasers of the Long-Term Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Long-Term Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement SCURR-1.

Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information as of March 28, 2008 and for the three-month periods ended March 28, 2008 and March 30, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2008 and incorporated by reference herein (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Additional Terms of the Notes

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement SCURR-1 dated May 28, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508123383/d424b2.htm

▪	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.